Exhibit 99.1

Telesat Reports Results for the Quarter

Ended June 30, 2017

OTTAWA, CANADA, July 25, 2017 - Telesat Canada (“Telesat”) today announced its financial results for the three and six-month periods ended June 30, 2017. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2017, Telesat reported consolidated revenues of $226 million, or a decline of 3% ($6 million) from the same period in 2016. The decline in revenue was primarily due to short-term services provided to another satellite operator in the second quarter of 2016, partially offset by favorable foreign exchange rate changes on the conversion of U.S. dollar revenue, as the U.S. dollar was approximately 5% stronger on average against the Canadian dollar than it was during the second quarter of 2016. Excluding the impact of foreign exchange rate changes, revenue decreased by 5% ($12 million) compared to the same period in 2016.

Operating expenses of $44 million for the quarter were 5% ($2 million) higher than the same period in 2016, or 2% ($1 million) higher excluding the impact of changes in foreign exchange rates. Adjusted EBITDA1 for the quarter was $184 million, a decrease of 4% ($7 million) compared to the same period in 2016 and a decrease of 7% ($13 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the second quarter of 2017 was 81.3%, as compared to 82.5% in the same period in 2016.

For the six-month period ended June 30, 2017, revenue was $461 million, a decrease of 1% ($6 million) compared to the same period in 2016. When adjusted for changes in foreign exchange rates, revenues declined 2% ($9 million) compared to the same period in 2016. Operating expenses were $99 million, an increase of 11% ($10 million) from the first half of 2016. The increase in operating expenses was due to compensation expense associated with certain payments to option holders made in connection with the cash distribution to shareholders in the first quarter of 2017. Adjusted EBITDA1 was $376 million, a decrease of 2% ($6 million). When adjusted for foreign exchange rate changes Adjusted EBITDA1 declined by 2.5% ($10 million) compared to 2016. The Adjusted EBITDA margin1 for the first half of 2017 was 81.6%, compared to 81.9% in the same period in 2016.

Telesat’s net income for the quarter was $148 million compared to net income of $62 million for the quarter ended June 30, 2016. The $86 million difference was the result of a higher non-cash gain on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars and favorable changes in the fair value of financial instruments in the second quarter of 2017.

For the six-month period ended June 30, 2017, net income was $236 million, compared to net income of $299 million for the same period in 2016. The decrease in net income for the first half of the year was principally the result of lower gains on foreign exchange in the first half of 2017, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, partially offset by favorable changes in the fair value of financial instruments.

“Lower revenue and Adjusted EBITDA1 in the second quarter compared to the same period last year is a function principally of certain short-term satellite services we provided to another satellite operator in the prior period that did not recur in the second quarter of this year,” commented Dan Goldberg, Telesat’s President and CEO. “Absent that item our results would have been more stable. Looking ahead, we are focused on increasing the utilization of our available in-orbit capacity, maintaining our operating discipline and executing on our key growth initiatives.”

Business Highlights

•	At June 30, 2017:

o	Telesat had contracted backlog[2] for future services of approximately $3.9 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet and 64% for Telesat’s international fleet.

Telesat’s report on Form 6-K for the quarter ended June 30, 2017, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Wednesday July 26, 2017, at 09:00 a.m. ET to discuss its financial results for the three and six month periods ended June 30, 2017. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

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Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 377-0758. Callers outside of North America should dial +1 (416) 340-2218. The conference reference number is 4264739. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on July 26, 2017, until 11:59 p.m. ET on August 9, 2017. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 8681512 followed by the number sign (#).

All Adjusted EBITDA, Adjusted EBITDA margins and backlog measures included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling Adjusted EBITDA and the Adjusted EBITDA margins to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “executing”, and “maintaining”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites, the Canadian payload on ViaSat-1, and two new satellites under construction. An additional two prototype satellites are under construction for launch into low earth orbit (LEO) as part of Telesat’s plans to deploy an advanced, global LEO satellite constellation offering low latency, high throughput broadband services. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

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Telesat Canada (Formerly Telesat Holdings Inc.)
Condensed Consolidated Statements of Income
For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2017	2016	2017	2016
Revenue	$225,982	$231,686	$460,651	$466,619
Operating expenses	(43,980)	(42,302)	(99,178)	(89,149)
	182,002	189,384	361,473	377,470
Depreciation	(56,129)	(56,193)	(112,251)	(112,478)
Amortization	(6,585)	(7,150)	(13,172)	(13,760)
Other operating gains (losses), net	3	(43)	(21)	(2,547)
Operating income	119,291	125,998	236,029	248,685
Interest expense	(50,448)	(46,846)	(100,198)	(97,065)
Interest and other (expense) income	(1,332)	1,199	(1,140)	2,374
Gain (loss) on changes in fair value of financial instruments	1,783	(18,428)	14,305	(24,297)
Gain on foreign exchange	96,106	18,977	119,593	208,499
Income before tax	165,400	80,900	268,589	338,196
Tax expense	(17,766)	(19,171)	(32,972)	(39,101)
Net income	$147,634	$61,729	$235,617	$299,095

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Telesat Canada (Formerly Telesat Holdings Inc.)
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30, 2017	December 31, 2016

Assets
Cash and cash equivalents	$354,719	$782,406
Trade and other receivables	45,588	55,639
Other current financial assets	2,350	2,548
Prepaid expenses and other current assets	40,568	61,107
Total current assets	443,225	901,700
Satellites, property and other equipment	1,845,507	1,915,411
Deferred tax assets	4,506	2,844
Other long-term financial assets	50,042	35,687
Other long-term assets	3,452	3,815
Intangible assets	823,081	832,512
Goodwill	2,446,603	2,446,603
Total assets	$5,616,416	$6,138,572

Liabilities
Trade and other payables	$29,476	$44,107
Other current financial liabilities	26,698	58,992
Other current liabilities	98,661	80,448
Current indebtedness	15,427	21,931
Total current liabilities	170,262	205,478
Long-term indebtedness	3,649,680	3,829,707
Deferred tax liabilities	459,463	471,233
Other long-term financial liabilities	77,711	81,252
Other long-term liabilities	362,195	356,861
Total liabilities	4,719,311	4,944,531

Shareholders' Equity
Share capital	152,682	658,735
Accumulated earnings	703,480	467,863
Reserves	40,943	67,443
Total shareholders' equity	897,105	1,194,041
Total liabilities and shareholders' equity	$5,616,416	$6,138,572

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Telesat Canada (Formerly Telesat Holdings Inc.)
Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	2017	2016

Cash flows from operating activities
Net income	$235,617	$299,095
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	112,251	112,478
Amortization	13,172	13,760
Tax expense	32,972	39,101
Interest expense	100,198	97,065
Interest income	(2,513)	(3,109)
Gain on foreign exchange	(119,593)	(208,499)
(Gain) loss on changes in fair value of financial instruments	(14,305)	24,297
Share-based compensation	1,689	3,324
Loss on disposal of assets	21	2,547
Other	(21,269)	(19,158)
Income taxes paid, net of income taxes received	(33,047)	(65,090)
Interest paid, net of capitalized interest and interest received	(107,377)	(77,388)
Repurchase of stock options	—	(24,658)
Operating assets and liabilities	54,111	71,720
Net cash from operating activities	251,927	265,485

Cash flows used in investing activities
Satellite programs, including capitalized interest	(66,973)	(99,523)
Purchase of property and other equipment	(5,726)	(3,785)
Purchase of intangible assets	(12,653)	(36,745)
Net cash used in investing activities	(85,352)	(140,053)

Cash flows used in financing activities
Repayment of indebtedness	(16,241)	(49,824)
Payment of debt issue costs	(42,867)	—
Return of capital to shareholders	(506,135)	—
Capital lease payments	(15)	(15)
Satellite performance incentive payments	(4,349)	(3,652)
Proceeds from exercise of stock options	77	—
Settlement of derivatives	206	—
Net cash used in financing activities	(569,324)	(53,491)

Effect of changes in exchange rates on cash and cash equivalents	(24,938)	(26,398)

(Decrease) increase in cash and cash equivalents	(427,687)	45,543
Cash and cash equivalents, beginning of period	782,406	690,726
Cash and cash equivalents, end of period	$354,719	$736,269

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Telesat’s Adjusted EBITDA margin(1)

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2017	2016	2017	2016
Net income	$147,634	$61,729	$235,617	$299,095
Tax expense	17,766	19,171	32,972	39,101
(Gain) loss on changes in fair value of financial instruments	(1,783)	18,428	(14,305)	24,297
Gain on foreign exchange	(96,106)	(18,977)	(119,593)	(208,499)
Interest and other expense (income)	1,332	(1,199)	1,140	(2,374)
Interest expense	50,448	46,846	100,198	97,065
Depreciation	56,129	56,193	112,251	112,478
Amortization	6,585	7,150	13,172	13,760
Other operating losses, net	(3)	43	21	2,547
Non-recurring compensation expenses(3)	845	142	12,710	1,302
Non-cash expense related to share-based compensation	790	1,579	1,689	3,324
Adjusted EBITDA	$183,637	$191,105	$375,872	$382,096

Revenue	$225,982	$231,686	$460,651	$466,619
Adjusted EBITDA Margin	81.3%	82.5%	81.6%	81.9%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2       Contracted revenue backlog (‘‘backlog’’) represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity. Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. Telesat believes the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of its expected known revenue recognition.

3       Includes severance payments and special compensation and benefit for executives and employees.

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